X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

DELIVERED BY MAIL





July 11, 2005

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the latest News Release for X-Cal Resources Ltd. dated July 11, 2005.

Sincerely,
X-CAL RESOURCES LTD.

Sharon A. MacLellan
/sml
encls

dlw 7/19

X-Cal Resources Ltd.

RECEIVED

TSX/XCL **July 11, 2005**

X-Cal Initiates Plan of Operations Application for the Mill Creek Gold Property, Cortez Area

X-Cal Resources Ltd has contracted a US based environmental firm to begin the application for a "Plan of Operations" type of permit for its Mill Creek Gold Property, located in the Cortez Area, Lander County, Nevada.

X-Cal recently announced that it has granted an Option to Purchase its 100% owned Mill Creek Gold Property to a major gold company (see Press Release dated: June 29 2005). The major will drill test Mill Creek this year under X-Cal's current "Notice of Intent" type of permit. The amount of work that can be carried out under this type of permit is limited.

X-Cal's geologic team has concluded that a drill program of 29 drill holes is required to test the targets at Mill Creek (see attached maps: FIGURE #1 and FIGURE #2, also available in color at www.x-cal.com).

FIGURE #1 sets outs a proposed drilling program for the Mill Creek Gold Property based on geophysics, geochemical and geologic data. Figure #1 shows the proposed drill holes overtop of the Mill Creek gravity gradient data. The darker lines are structures interpreted from gravity. The thinner lines are structures based on geologic mapping. The red/magenta hole locations are locations intended to test the lower plate with high angle holes, to be directed east or northeast from the drill sites. Several holes are also placed to test intersections between east/northeast and north/northwest structures (ie:19, 20, 26, 18, 21 etc.). These holes are spotted near to, but not directly on structures, to reduce drilling problems.

FIGURE #2 shows the X-Cal proposed drill holes overtop of As geochemistry. The yellow holes (ie: 9, 10, 11, 12, 13, & 25) are specifically intended to test the As geochemistry. These holes are proposed as vertical holes to be drilled to the lower plate.

Areas of previous drilling were excluded from the targeting. The drill hole numbers are NOT based on priority. The far western and southwestern portions of the property were not targeted, as the depth to the lower plate in these locations is interpreted to be deeper than in other locations on the property.

The remaining acreage available for drill sites at Mill Creek under the current permit will likely be used up this year by the major company, who has optioned the Mill Creek Gold Property, in conjunction with their 2005 drill program (see June 29/2005 Press Release).

Due to the limited availability of drill sites under current permits, X-Cal's analysis is that the results of the pending 2005 drilling by the major will either be sufficient to justify exercise of their option by the major, or inconclusive.

As part of forward planning for the Mill Creek Gold Property, X-Cal has begun an application for a Plan of Operations type of permit, which would allow for comprehensive drill testing at Mill Creek in 2006. The permitting process is expected to take approximately 6 months. The estimated, all inclusive, cost for the exploration program outlined in FIGURES #1&#2 is US $ 5Million which includes +50,000ft of drilling.

If X-Cal's Plan of Operations Permit application is successful, the permit could facilitate uninterrupted exploration at Mill Creek either by the option holder, if they exercise, or by X-Cal during 2006.

X-Cal's 720 acre Mill Creek Gold Property is located over what is locally known as the Goat Ridge Window. X-Cal's 2004 work program at Mill Creek confirmed a favorable geologic, geochemical, and

geophysical environment. The results of the 2004 exploration program are contained in a NI-43-101 type of technical report, which can be found @ www.x-cal.com or on SEDAR.

The contents of this release have been reviewed by Richard R Redfern, Msc, who is a qualified person as defined by NI-43-101.

X-Cal Resources Ltd is also 50% partner in the Sleeper Joint Venture, which is exploring the 30 square mile Sleeper Gold District located in Humboldt County, Nevada.

Caution Concerning Forward-Looking Statements

This news release and related images contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at Mill Creek and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Mill Creek Gold Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at Mill Creek.

Forward-looking statements contained in this release are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Shawn Kennedy
President

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*

X-CAL Resources Ltd., Mill Creek Gold Property, Lander County, Nevada



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FIGURE 1: Gravity Gradient & Proposed Drilling (see July 11, 2005 News Release for Details)

X-CAL Resources Ltd., Mill Creek Gold Property, Lander County, Nevada


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FIGURE 2: Log As Soil Geochemistry & Proposed Drilling (see July 11, 2005 News Release for Details)